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                                                                  Exhibit (a)(9)

                                                        Contact: Warren McInteer
                                                                    505-821-3355

                      SUN HEALTHCARE GROUP, INC. COMMENCES CASH TENDER OFFER FOR
                                      REGENCY HEALTH SERVICES SUBORDINATED NOTES

Albuquerque, N.M., Aug. 21, 1997 -- Sun Healthcare Group, Inc. (NYSE:SHG) has announced that Sunreg Acquisition Corp., a wholly owned subsidiary of Sun Healthcare Group, has commenced an offer to purchase for cash all of Regency Health Services, Inc.'s outstanding (i) $110 million principal amount of 9-7/8% Senior Subordinated Notes due 2002 (the "Senior Notes") and (ii) $50 million principal amount of 12-1/4% Subordinated Notes due 2003 (the "Junior Notes") and, together with the Senior Notes, the "Securities"), and a solicitation for consents to amend the indentures pursuant to which the Securities were issued.

        Subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement and the Consent and Letter of Transmittal, the total amount payable by Sunreg for Senior Notes or Junior Notes validly tendered and consents properly delivered will be equal to an amount calculated in a manner intended to result in a yield to October 15, 1999 or July 15, 2000, the respective first redemption dates for the Securities, equal to the sum of the comparable treasury yield and 75 and 100 basis points, respectively, plus accrued interest.

        The Offer and Consent Solicitation are conditioned upon, among other things, (i) the valid tender of at least a majority of the aggregate outstanding principal amount of each issue of Securities, (ii) the receipt of consents from the holders of at least a majority of the aggregate outstanding principal amount of each issue of Securities (excluding any Securities owned by Regency or any affiliate of Regency) to eliminate substantially all of the restrictive covenants and delete or amend certain events of default and related provisions of the indentures and (iii) the satisfaction or waiver by Sunreg of all of the conditions with respect to its pending offer to purchase all outstanding shares of common stock of Regency.

        The close of business on August 15, 1997 has been established as the record date for the Offer and Consent Solicitation. The Offer and Consent Solicitation will expire at 12 midnight, Eastern Standard Time, on September 15, 1997, unless such date is extended by Sunreg. Tenders may not be withdrawn and consents may not be revoked subsequent to the later of the receipt of the requisite consents and 5 p.m., Eastern Standard Time, on August 29, 1997, unless such date is extended. The comparable treasury yields for the Senior Notes and the Junior Notes will be the
















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yield on the 7-1/2% U.S. Treasury Note due October 1999, and the yield on the
6-1/8% U.S. Treasury Note due July 2000, respectively, each at 2 p.m., Eastern Standard Time, on August 29, 1997, unless such date is extended.

        Holders of Securities may participate in the Offer only through the completion of a Consent and Letter of Transmittal. Copies of the Consent and Letter of Transmittal may be obtained from Innisfree M&A Incorporated and Morrow & Co., Inc., the Information Agents, at 800-566-9061.

        Headquartered in Albuquerque, N.M., Sun is a diversified international long-term care provider. Sun companies operate long-term care facilities and pharmacy services across the United States and in the United Kingdom. Sun subsidiaries also provide therapy services in the United States, fulfill the medical supply needs of nursing homes, and offer a comprehensive array of ancillary services for the healthcare industry.

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